UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com
N E W S	R E L E A S E

June 28, 2005

Minefinders Receives Positive Feasibility and Initial Optimization Studies

for Dolores Gold and Silver Project in Mexico

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) is pleased to announce receipt of a positive bankable feasibility study and an initial optimization study of its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico.

The bankable feasibility study (the “Base Study”) represents an unoptimized, technically feasible design and is the basis of the initial optimization study undertaken for the Company by Kappes Cassiday & Associates (“KCA”). Both studies assume a large scale, open pit mine, with three-stage crushing, and conventional sodium cyanide extraction on a heap leach pad, followed by the Merrill-Crowe process for metal recovery.

Based upon the results of these studies, the Company’s directors have authorized management to proceed with detailed engineering and optimization of the Dolores mine plan, leading to construction in the fourth quarter of 2005.

Company President, Mark Bailey, commented: “The Base Study and the initial optimization study are the culmination of several years of intensive engineering work. Minefinders is delighted to have received this endorsement of the feasibility of the Dolores Project. We look forward to optimizing the final mine plan and to putting into production one of the best development stage gold and silver projects in North America.”

The Base Study

The Base Study estimates an open pit gold and silver deposit containing proven and probable reserves (the “Reserves”) of approximately 1.95 million ounces of gold and 104 million ounces of silver in 78.7 million tonnes of ore, using a gold price of $375/oz and a silver price of $5.75/oz (see Table 1). Total gold and silver production over a nine year mine life is estimated to be approximately 1.44 million ounces of gold and 53.1 million ounces of silver (or 2.23 million ounces gold and gold-equivalent silver (“AuEq”) using prices of $400/oz gold and $6/oz silver for the purposes of conversion).

The study contemplates a production rate of 25,000 tonnes of ore per day (“tpd”), or nine million tonnes per year, at a life of mine strip ratio of 3.3:1, with average annualized production of approximately 160,000 ounces of gold and 5.8 million ounces of silver (247,900 ounces AuEq per year).

Table 1 Proven and Probable Reserves (25,000 tpd Base Study)

Category	Tonnes (000s)	Gold g/t	Silver g/t	Gold oz	Silver oz
Proven	48,206	0.797	41.8	1,235,209	64,782,597
Probable	30,472	0.729	40.1	714,183	39,284,959
Proven & Probable	78,678	0.77	41.1	1,949,392	104,070,000
Some numbers may not match due to rounding

Initial project economics for the Base Study (pre-tax) estimate direct capital costs of $136.9 million with additional indirect capital costs, including EPCM, commissioning, owners cost and contingency of $35.3 million. Sustaining capital over the life of the mine is estimated to be $37 million (capital costs estimates are ±15%). Operating costs are $5.97 per tonne of ore and total cash operating costs are estimated to be $111/oz gold, net of silver credits at a $6/oz silver price , or $214/oz AuEq. Total estimated production costs (pre-tax and before depreciation) are estimated to be $230/oz AuEq, producing an unoptimized pre-tax internal rate of return of 13.5%.

Initial Mine Plan Optimization

Concurrently with the completion of the Base Study, in March 2005 the Company engaged KCA to study its initial optimization on a smaller-scale mine plan. KCA has now provided the Company with an 18,000 tonnes per day plan (6.48 million tonnes per year).

The KCA study is predicated upon minimization of capital costs through reduction of daily production quotas, additional phasing, optimization of mine facilities, and the acquisition of more conventional and readily available mine fleets and equipment.

This alternate mine plan estimates production of 72.5 million tonnes of ore reserves at a slightly higher grade (0.84 g/t gold and 44.5 g/t silver) than that of the Base Study, with a slightly higher strip ratio of 3.7:1, placing approximately 1.95 million ounces of gold and 103.6 million ounces of silver on the heap leach pad and recovering 1.445 million ounces of gold and 53.2 million ounces of silver (2.25 million ounces AuEq) over a 12 year mine life.

Initial project economics (pre-tax) for the 18,000 tpd mine plan estimate total direct capital costs of $97.6 million with additional indirect capital costs of $33.5 million for total capital costs of $131.1 million. Estimated sustaining capital over the life of mine is an additional $32.2 million (capital costs estimates are ±20%). Total cash operating costs are estimated to be $94/oz gold, net of silver credits at a $6 silver price, or $203/oz AuEq. Total production costs (pre-tax and before depreciation) are estimated to be $218/oz AuEq, producing estimated pre-tax cash flow having a net present value at 0% discount of $257.9 million, and an unoptimized internal rate of return of 20.5%.

Although the KCA study contains some, initial, mine plan optimization, project economics are expected to be further enhanced as additional optimization and detailed engineering proceeds.

Dolores Resources

Total audited Measured and Indicated Resources at Dolores (which include the Reserves) are 2.73 million ounces of gold and 132.7 million ounces of silver, contained in 101 million tonnes grading 0.84 g/t gold and 40.8 g/t silver, at a cutoff grade of 0.3g/t Aueq (see Table 2). An additional 696,000 ounces of gold and 25.3 million ounces of silver, in 28.1 million tonnes, are classified as Inferred Resources. It is expected that additional resources that are currently outside the proposed mine plan will be converted into underground and/or surface mineable reserves with further drilling.

Table 2 Measured and Indicated Resources in Base Study

Category	Tonnes (000s)	Gold g/t	Silver g/t	Gold Ounces	Silver Ounces
Measured	53,413	0.89	43.7	1,485,000	72,599,000
Indicated	47,652	0.78	37.5	1,161,000	55,580,000
Total	101,065	0.84	40.8	2,726,000	132,698,000

Sensitivity Analysis

Under both the 25,000 tpd and the 18,000 tpd plans, reserves were calculated using prices of $375/oz gold and $5.75/oz silver and cash flow analyses were calculated using prices of $400/oz gold and $6/oz silver. The project is highly leveraged to gold and silver prices and to capital and operating cost fluctuations.

Table 3, below, presents sensitivities for the 18,000 tpd operation at plus or minus 10% or 20% of the study’s economics. Any of these parameters in combination with another will provide additional sensitivity (see Figure 1).

Base Study Engineering

Minefinders engaged M3 Engineering & Technology Corporation (“M3”) and other contractors to develop the technical information to support a bankable level feasibility study for the Dolores project. M3 prepared the process and infrastructure design and capital and operating costs and integrated the work of other independent consultants, including: Golder Associates, Inc. (heap leach pad design and geo-technical), Independent Mining Consultants, Inc. (mine scheduling), Roscoe-Postle Associates (resource / reserve audit), McClelland Laboratories, Inc. (metallurgy), SGS Lakefield Research Ltd. (metallurgy), Hazen Research (rock mechanics), Metso Minerals (abrasion testing), Pocock Industrial, Inc (flotation studies), Mine and Quarry Engineering Services, Inc. (“MQes”) (process plant), with input from the Minefinders technical team.

Moving Forward

The Company is proceeding with final optimization and detail engineering design for the Dolores conventional, open pit, heap leach operation. This work will include the study of quaternary crushing and mill options that could benefit present ore reserves and any additional resources that may be developed through underground mining operations or future surface expansion.

The development of Dolores will proceed in a typical Engineering Procurement and Construction Management (“EPCM”) format, with the involvement of a lead contractor followed by construction, commissioning, start-up and full production, expected to be achieved in the second quarter of 2007.

Quality Control and Assurance

Conrad E. Huss P.E. of M3 is a “qualified person”, as that term is defined in NI 43-101 of the Canadian Securities Administrators (“NI 43-101”), and is responsible solely for the contents of the Base Study. Michael Cassiday, AusIMM Member, of KCA is a “qualified person” and is responsible solely for the contents of the KCA Study. M3, KCA, and Messrs. Huss and Cassiday are not responsible for the contents of this news release. Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores Project and is responsible for the contents of this news release. Technical reports summarizing the Base Study and the KCA Study will be filed within 30 days, in accordance with the requirements of NI 43-101 and will then be available for inspection online at www.sedar.com.

Conference Call

The Company will host a conference call tomorrow, Wednesday, June 29, 2005, at 12:00 noon (EDT) to discuss the Dolores feasibility study results and answer questions. Participants may access the call by dialing 1 (866) 440-8938 (North America), 800 4813-1690 (International) or (416) 343-2657 from the Toronto area. When calling please enter the conference ID # 3354011 or ask for the Minefinders Dolores Feasibility Results, Conference Call. A replay of the call will be available until July 9, 2005 by dialing (416) 695-5800 or 1(800) 408-3053.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

Table 3 Financial Sensitivity Analysis - 18,000 tpd Operation

	IRR (pre-tax)
Percent of Base Case	Silver Recovery, or Price	Gold Recovery, or Price	Operating Cost	Capital Cost
80%	16.3%	12.4%	26.9%	27.2%
90%	18.5%	16.5%	23.7%	23.6%
100%	20.5%	20.5%	20.5%	20.5%
110%	22.6%	24.4%	17.3%	18.0%
120%	24.5%	28.2%	13.8%	15.8%

	NPV (@0%) US$ 1,000s (pre-tax)
Percent of Base Case	Silver Recovery, or Price	Gold Recovery, or Price	Operating Cost	Capital Cost
80%	195,202	146,299	350,765	287,184
90%	226,472	202,096	304,329	272,483
100%	257,892	257,892	257,892	257,892
110%	289,237	313,688	211,455	243,411
120%	320,582	369,485	165,019	229,040

Figure 1 IRR Sensitivity Gold/Silver Price Combined

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

June 28, 2005

Item 3.	News Release

The News Release dated June 28, 2005 was disseminated via CCN Matthews.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced the receipt of a positive bankable feasibility study and an initial optimization study of its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 28th day of June, 2005.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com
N E W S	R E L E A S E

June 28, 2005

Minefinders Receives Positive Feasibility and Initial Optimization Studies

for Dolores Gold and Silver Project in Mexico

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) is pleased to announce receipt of a positive bankable feasibility study and an initial optimization study of its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico.

The bankable feasibility study (the “Base Study”) represents an unoptimized, technically feasible design and is the basis of the initial optimization study undertaken for the Company by Kappes Cassiday & Associates (“KCA”). Both studies assume a large scale, open pit mine, with three-stage crushing, and conventional sodium cyanide extraction on a heap leach pad, followed by the Merrill-Crowe process for metal recovery.

Based upon the results of these studies, the Company’s directors have authorized management to proceed with detailed engineering and optimization of the Dolores mine plan, leading to construction in the fourth quarter of 2005.

Company President, Mark Bailey, commented: “The Base Study and the initial optimization study are the culmination of several years of intensive engineering work. Minefinders is delighted to have received this endorsement of the feasibility of the Dolores Project. We look forward to optimizing the final mine plan and to putting into production one of the best development stage gold and silver projects in North America.”

The Base Study

The Base Study estimates an open pit gold and silver deposit containing proven and probable reserves (the “Reserves”) of approximately 1.95 million ounces of gold and 104 million ounces of silver in 78.7 million tonnes of ore, using a gold price of $375/oz and a silver price of $5.75/oz (see Table 1). Total gold and silver production over a nine year mine life is estimated to be approximately 1.44 million ounces of gold and 53.1 million ounces of silver (or 2.23 million ounces gold and gold-equivalent silver (“AuEq”) using prices of $400/oz gold and $6/oz silver for the purposes of conversion).

The study contemplates a production rate of 25,000 tonnes of ore per day (“tpd”), or nine million tonnes per year, at a life of mine strip ratio of 3.3:1, with average annualized production of approximately 160,000 ounces of gold and 5.8 million ounces of silver (247,900 ounces AuEq per year).

Table 1 Proven and Probable Reserves (25,000 tpd Base Study)

Category	Tonnes (000s)	Gold g/t	Silver g/t	Gold oz	Silver oz
Proven	48,206	0.797	41.8	1,235,209	64,782,597
Probable	30,472	0.729	40.1	714,183	39,284,959
Proven & Probable	78,678	0.77	41.1	1,949,392	104,070,000
Some numbers may not match due to rounding

Initial project economics for the Base Study (pre-tax) estimate direct capital costs of $136.9 million with additional indirect capital costs, including EPCM, commissioning, owners cost and contingency of $35.3 million. Sustaining capital over the life of the mine is estimated to be $37 million (capital costs estimates are ±15%). Operating costs are $5.97 per tonne of ore and total cash operating costs are estimated to be $111/oz gold, net of silver credits at a $6/oz silver price , or $214/oz AuEq. Total estimated production costs (pre-tax and before depreciation) are estimated to be $230/oz AuEq, producing an unoptimized pre-tax internal rate of return of 13.5%.

Initial Mine Plan Optimization

Concurrently with the completion of the Base Study, in March 2005 the Company engaged KCA to study its initial optimization on a smaller-scale mine plan. KCA has now provided the Company with an 18,000 tonnes per day plan (6.48 million tonnes per year).

The KCA study is predicated upon minimization of capital costs through reduction of daily production quotas, additional phasing, optimization of mine facilities, and the acquisition of more conventional and readily available mine fleets and equipment.

This alternate mine plan estimates production of 72.5 million tonnes of ore reserves at a slightly higher grade (0.84 g/t gold and 44.5 g/t silver) than that of the Base Study, with a slightly higher strip ratio of 3.7:1, placing approximately 1.95 million ounces of gold and 103.6 million ounces of silver on the heap leach pad and recovering 1.445 million ounces of gold and 53.2 million ounces of silver (2.25 million ounces AuEq) over a 12 year mine life.

Initial project economics (pre-tax) for the 18,000 tpd mine plan estimate total direct capital costs of $97.6 million with additional indirect capital costs of $33.5 million for total capital costs of $131.1 million. Estimated sustaining capital over the life of mine is an additional $32.2 million (capital costs estimates are ±20%). Total cash operating costs are estimated to be $94/oz gold, net of silver credits at a $6 silver price, or $203/oz AuEq. Total production costs (pre-tax and before depreciation) are estimated to be $218/oz AuEq, producing estimated pre-tax cash flow having a net present value at 0% discount of $257.9 million, and an unoptimized internal rate of return of 20.5%.

Although the KCA study contains some, initial, mine plan optimization, project economics are expected to be further enhanced as additional optimization and detailed engineering proceeds.

3

Dolores Resources

Total audited Measured and Indicated Resources at Dolores (which include the Reserves) are 2.73 million ounces of gold and 132.7 million ounces of silver, contained in 101 million tonnes grading 0.84 g/t gold and 40.8 g/t silver, at a cutoff grade of 0.3g/t Aueq (see Table 2). An additional 696,000 ounces of gold and 25.3 million ounces of silver, in 28.1 million tonnes, are classified as Inferred Resources. It is expected that additional resources that are currently outside the proposed mine plan will be converted into underground and/or surface mineable reserves with further drilling.

Table 2 Measured and Indicated Resources in Base Study

Category	Tonnes (000s)	Gold g/t	Silver g/t	Gold Ounces	Silver Ounces
Measured	53,413	0.89	43.7	1,485,000	72,599,000
Indicated	47,652	0.78	37.5	1,161,000	55,580,000
Total	101,065	0.84	40.8	2,726,000	132,698,000

Sensitivity Analysis

Under both the 25,000 tpd and the 18,000 tpd plans, reserves were calculated using prices of $375/oz gold and $5.75/oz silver and cash flow analyses were calculated using prices of $400/oz gold and $6/oz silver. The project is highly leveraged to gold and silver prices and to capital and operating cost fluctuations.

Table 3, below, presents sensitivities for the 18,000 tpd operation at plus or minus 10% or 20% of the study’s economics. Any of these parameters in combination with another will provide additional sensitivity (see Figure 1).

Base Study Engineering

Minefinders engaged M3 Engineering & Technology Corporation (“M3”) and other contractors to develop the technical information to support a bankable level feasibility study for the Dolores project. M3 prepared the process and infrastructure design and capital and operating costs and integrated the work of other independent consultants, including: Golder Associates, Inc. (heap leach pad design and geo-technical), Independent Mining Consultants, Inc. (mine scheduling), Roscoe-Postle Associates (resource / reserve audit), McClelland Laboratories, Inc. (metallurgy), SGS Lakefield Research Ltd. (metallurgy), Hazen Research (rock mechanics), Metso Minerals (abrasion testing), Pocock Industrial, Inc (flotation studies), Mine and Quarry Engineering Services, Inc. (“MQes”) (process plant), with input from the Minefinders technical team.

Moving Forward

The Company is proceeding with final optimization and detail engineering design for the Dolores conventional, open pit, heap leach operation. This work will include the study of quaternary crushing and mill options that could benefit present ore reserves and any additional resources that may be developed through underground mining operations or future surface expansion.

The development of Dolores will proceed in a typical Engineering Procurement and Construction Management (“EPCM”) format, with the involvement of a lead contractor followed by construction, commissioning, start-up and full production, expected to be achieved in the second quarter of 2007.

Quality Control and Assurance

Conrad E. Huss P.E. of M3 is a “qualified person”, as that term is defined in NI 43-101 of the Canadian Securities Administrators (“NI 43-101”), and is responsible solely for the contents of the Base Study. Michael Cassiday, AusIMM Member, of KCA is a “qualified person” and is responsible solely for the contents of the KCA Study. M3, KCA, and Messrs. Huss and Cassiday are not responsible for the contents of this news release. Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores Project and is responsible for the contents of this news release. Technical reports summarizing the Base Study and the KCA Study will be filed within 30 days, in accordance with the requirements of NI 43-101 and will then be available for inspection online at www.sedar.com.

Conference Call

The Company will host a conference call tomorrow, Wednesday, June 29, 2005, at 12:00 noon (EDT) to discuss the Dolores feasibility study results and answer questions. Participants may access the call by dialing 1 (866) 440-8938 (North America), 800 4813-1690 (International) or (416) 343-2657 from the Toronto area. When calling please enter the conference ID # 3354011 or ask for the Minefinders Dolores Feasibility Results, Conference Call. A replay of the call will be available until July 9, 2005 by dialing (416) 695-5800 or 1(800) 408-3053.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

5

Table 3 Financial Sensitivity Analysis - 18,000 tpd Operation

	IRR (pre-tax)
Percent of Base Case	Silver Recovery, or Price	Gold Recovery, or Price	Operating Cost	Capital Cost
80%	16.3%	12.4%	26.9%	27.2%
90%	18.5%	16.5%	23.7%	23.6%
100%	20.5%	20.5%	20.5%	20.5%
110%	22.6%	24.4%	17.3%	18.0%
120%	24.5%	28.2%	13.8%	15.8%

	NPV (@0%) US$ 1,000s (pre-tax)
Percent of Base Case	Silver Recovery, or Price	Gold Recovery, or Price	Operating Cost	Capital Cost
80%	195,202	146,299	350,765	287,184
90%	226,472	202,096	304,329	272,483
100%	257,892	257,892	257,892	257,892
110%	289,237	313,688	211,455	243,411
120%	320,582	369,485	165,019	229,040

Figure 1 IRR Sensitivity Gold/Silver Price Combined

ANNUAL GENERAL MEETING OF THE HOLDERS OF

COMMON SHARES OF

MINEFINDERS CORPORATION LTD. (THE “COMPANY”)

JUNE 16, 2005

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands at the annual general shareholders’ meeting of the Company:

Outcome of Vote

1.	Setting the number of directors at six.	Carried
2.

The election of the following nominees as directors of the Company for the ensuing year or until their successors are elected or appointed:

Mark H. Bailey

James Martin Dawson

H. Leo King

Robert L. Leclerc

Anthonie Luteijn

Paul C. MacNeill

Carried
3.	The appointment of BDO Dunwoody LLP, Chartered Accountants, as auditors of the Company and the authorization of the directors to fix their remuneration.	Carried
4.	Repealing all existing By-laws and approving new By-law No. 7.	Carried

Vancouver, British Columbia, June 27, 2005.

MINEFINDERS CORPORATION LTD.

By: “Paul C. MacNeill”
Paul C. MacNeill
Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date	June 28, 2005
By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director

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